UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.       )*
Ocean Power Technologies, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
674870308

(CUSIP Number)
December 31, 2007; December 31, 2008

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	674870308

1	NAMES OF REPORTING PERSONS George W. Taylor I.R.S. Identification Nos. of above persons (entities only)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		1,193,444 (1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,193,444 (1)

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,193,444 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes 378,100 options exercisable within sixty days of January 15, 2009 and includes 543 Shares owned by Princeton Research Associates, Inc. Dr. Taylor is President and a Director of Princeton Research Associates, Inc. Dr. Taylor disclaims beneficial ownership of the shares owned by Princeton Research Associates, Inc. except to the extent of his pecuniary interest therein.

Item 1.	(a) Name of Issuer:

Ocean Power Technologies, Inc.

(b) Address of Issuer’s Principal Executive Offices:

1590 Reed Road, Pennington, NJ 08534

Item 2.	(a) Name of Person Filing:

George W. Taylor

(b) Address of Principal Business Office or, if none, Residence:

c/o Ocean Power Technologies, Inc.

1590 Reed Road, Pennington, NJ 08534

(c) Citizenship:

United States

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813));
(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) ☐ A non-U.S. institution in accordance with §240.13d—1(b)(1)(ii)(J);
(k) ☐ Group, in accordance with §240.13d—1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d—1(b)(1)(ii)(J), please specify the type of institution: ___.

Item 4. Ownership.
(a)-(b) Amount beneficially owned; percent of class:
As of January 15, 2009, Dr. Taylor beneficially owns 1,193,444 shares of common stock, representing approximately 11.3% of the outstanding shares of common stock of the issuer. This includes 814,801 shares owned directly by Dr. Taylor, 378,100 options exercisable within sixty days of January 15, 2009, and 543 Shares owned by Princeton Research Associates, Inc. Dr. Taylor is President and a Director of Princeton Research Associates, Inc. Dr. Taylor disclaims beneficial ownership of the shares owned by Princeton Research Associates, Inc. except to the extent of his pecuniary interest therein.
As of December 31, 2008, Dr. Taylor beneficially owned 1,246,444 shares of common stock, representing approximately 11.8% of the outstanding shares of common stock of the issuer. This included 867,801 shares owned directly by Dr. Taylor, 543 Shares owned by Princeton Research Associates, Inc. and 378,100 options exercisable within sixty days of December 31, 2008.
As of December 31, 2007, Dr. Taylor beneficially owned 1,595,031 shares of common stock, representing approximately 15.0% of the outstanding shares of common stock of the issuer. This included 867,801 shares owned directly by Dr. Taylor, 543 Shares owned by Princeton Research Associates, Inc., and 405,400 options exercisable within sixty days of December 31, 2007. Also included were 321,287 shares owned by JoAnne E. Burns over which Dr. Taylor had sole voting power pursuant to a Voting and First Refusal Agreement between Dr. Taylor and Ms. Burns, dated September 23, 2003 and amended and restated on April 18, 2005. The Voting and First Refusal Agreement terminated in accordance with its terms on April 18, 2008.
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote:
See Item 4(a) above
(ii) Shared power to vote or direct the vote:
None
(iii) Sole power to dispose or to direct the disposition of:
See Item 4(a) above
(iv) Shared power to dispose or to direct the disposition of:
None
Item 5. Ownership of Five Percent or Less of a Class
Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
Not applicable.
Item 8. Identification and Classification of Members of the Group
Not applicable.
Item 9. Notice of Dissolution of Group
Not applicable.
Item 10. Certification
Not applicable

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: January 16, 2009

/s/ George W. Taylor
George W. Taylor